PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

EXHIBIT-21
SUBSIDIARIES OF THE REGISTRANT

EXHIBIT 21-SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
First Merchants Bank	U.S.
FMB Portfolio Management, Inc.	Delaware
FMB Properties, Inc	Maryland
FMB Risk Management, Inc.	Nevada
First Merchants Capital Trust II	Delaware
Ameriana Capital Trust	Delaware
Grabill Capital Trust	Delaware
FMB Tax Credit Holdings I, LLC	Indiana